CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

March 15, 2012

Duc Dang, Senior Counsel

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

SRKP 16, Inc.

Form 8-K

Filed January 18, 2012

File No. 000-52932

Dear Mr. Dang,

On behalf of our client SRKP 16, Inc., (the “Company”) please accept this letter  in response to the comments of Staff dated February 15, 2012 regarding your review of our Form 8-K dated January 11, 2012 and filed with the Commission on January 18, 2012.  Our responses, set forth below, are numbered to correspond with the numbering of your comments.

Comment No. 1:  Revised as requested, please see page 77.

Comment No. 2:  Revised as requested, please see page 6.

Comment No. 3:  Source material is being provided under separate EDGAR correspondence.

Comment No. 4:  We have added disclosure on Page 4 to highlight that the convertible notes have matured.  We have also added disclosures in our Liquidity section.  See pages 20, 44, 48 & 49.

Comment No. 5:  The Form 8-K previously included disclosures of the need for FDA approval at pages 3, 4, and 16 and Risk Factors at pages 23, 24, 25, 28 & 29.  In addition, we have added disclosures at page 5.

Comment No. 6:  Revised as requested, please see page 5.

Comment No. 7:  Revised as requested, please see page 6.

Comment No. 8:  Revised as requested, please see page 5.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated March 15, 2012

Comment No. 9:  The License has been effectuated.  See page 8.

.

Comment No. 10:  Revised as requested, please see page 18.

Comment No. 11:  Revised as requested, please see page 34.

Comment No. 12:  Revised as requested, please see page 43.

Comment No. 13:  Revised as requested, please see page 50.

Comment No. 14:  Revised as requested, please see page 54.

Comment No. 15:  Disclosures have been revised throughout that the Company has effectuated the License as confirmed in writing by CSMC.

Comment No. 16:  Revised as requested, please see page 61.

Comment No. 17:  Revised throughout. See footnotes and citations. Additionally we are providing copies of the cited published studies and papers.

Comment No. 18:  Revised as requested, please see page 61.

Comment No. 19:  Revised as requested, please see page 61.

Comment No. 20:  Revised as requested, please see pages 63 and 67.

Comment No. 21:  Revised as requested, please see page 65, 66 and 67.

Comment No. 22:  Revised as requested, please see page 67.

Comment No. 23:  Revised as requested, please see page 68 and 69.

Comment No. 24:  The Company is attempting to locate a version of the subject Agreement which conforms to the conversion requirements of EDGAR.

Comment No. 25:  Supplementally, please be advised that all Placement Agent fees, non-accountable expense allowance and warrants will be paid and issued to WestPark Capital, Inc.

Comment No. 26:  Revised as requested, please see page 74.  The agreement with Technical Management Consultants was filed with the original submission as Exhibit 10.16.

Comment No. 27:  Revised as requested, please see page 77.  Supplementally, please be advised that the Warrants issued to GVC Capital, LLC have been distributed to that firm’s principals and associated persons, none of whom individually own 5% or more of the Company’s securities.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated March 15, 2012

Comment No. 28:  Supplementally, please be advised that the current certifying accountants for the Company, AJ Robbins, PC, (“Robbins”) have not been dismissed. On the contrary, Robbins is currently engaged in completing the audit of the Company’s financial statements for the year ended December 31, 2011 for inclusion in the Company’s Annual Report on Form 10-K for that period.  It is the Company’s intention to dismiss Robbins as its certifying accountants after the 2011 audit and Form-10-K have been completed and filed with the Commission, at which point the Company will report a change of auditor under Item 4.01 of Form 8-K.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosures in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLIFFORD L. NEUMAN, PC

By:

/s/ Clifford L. Neuman

Clifford L. Neuman